UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-16217

CUSIP NUMBER

657193

(CHECK ONE):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and Form 10-QSB
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION

HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I—REGISTRANT INFORMATION

North American Technologies Group, Inc.

Full Name of Registrant

Former Name if Applicable

14315 West Hardy Road

Address of Principal Executive Office (Street and Number)

Houston, Texas 77060

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has undergone a major restructuring of its ownership, involving a change in management, effective February 22, 2005. In addition, the Registrant engaged a new Chief Financial Officer effective as of April 15, 2005. On May 9, 2005, the Registrant finalized negotiations resulting in the execution of a Forbearance Agreement related to defaults in the Registrant’s senior secured credit facility. As a result, management has not had sufficient time to complete its review of the Company’s financial statements in order for the Company to prepare and file its Form 10-QSB for the quarter ended March 31, 2005 by May 16, 2005.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joe B. Dorman	(713)	847-0029
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated net loss of $3,179,945 for the three months ended March 31, 2005 will reflect an increase of $1,279,278 from the net loss of $1,913,167 in the same period of 2004. This increase in net loss is primarily the result of (1) an increase in the gross loss of $1,714,096, (2) a decrease royalty settlements, (3) and increases in the following, depreciation of $232,000 and interest expense of $223,150.

North American Technologies Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 2005	By	/s/ Joe B. Dorman
Joe B. Dorman, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).